UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016

OR

☐	TRANSITIONS REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to                     .

Commission file number: 000-024399

A.	Full title of the plan and the address of the plan, if different from that of the issuer below:

THE HOME SAVINGS & LOAN COMPANY 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Community Financial Corp.

275 West Federal Street

Youngstown, Ohio 44503

REQUIRED INFORMATION

The following financial statements and supplemental schedule for The Home Savings & Loan Company 401(k) Savings Plan are being filed herewith:

Description:

Contents of Financial Statements

Report of Independent Registered Public Accounting Firm

Audited Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2016 and December 31, 2015.

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016.

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Crowe Horwath LLP

Independent Auditors

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

Youngstown, Ohio

Financial Statements

December 31, 2016 and 2015

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

Youngstown, Ohio

Financial Statements

December  31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Home Savings & Loan Company

401(k) Savings Plan

Youngstown, Ohio

We have audited the accompanying statements of net assets available for benefits of The Home Savings & Loan Company 401(k) Savings Plan (“Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of The Home Savings & Loan Company 401(k) Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP
South Bend, Indiana
June 29, 2017

1.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2016 AND 2015

	December 31, 2016	December 31, 2015
ASSETS
Investments, at fair value
Registered investment companies	$21,303,928	$20,173,122
Stable value fund	748,489	604,161
United Community Financial Corp. common stock	8,268,606	5,845,443

	30,321,023	26,622,726
Cash	18,102	47,754
Receivables
Notes receivable from participants	588,633	463,124

Total assets	30,927,758	27,133,604

NET ASSETS AVAILABLE FOR BENEFITS	$30,927,758	$27,133,604

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

2.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2016

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$3,700,802
Dividends	948,065

4,648,867
Interest income on notes receivable from participants	20,953
Contributions
Employer	502,648
Participant	1,553,012
Rollover	94,099

2,149,759

Total additions	6,819,579
Deductions from net assets attributed to:
Benefits paid to participants	2,940,286
Administrative expenses	85,139

Total deductions	3,025,425

Net increase	3,794,154
Net assets available for benefits:
Beginning of year	27,133,604

End of year	$30,927,758

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

3

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 1—DESCRIPTION OF PLAN

The following description of The Home Savings & Loan Company 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete description of the Plan’s provisions.

General: The Home Savings and Loan Company (the Company) established the Plan effective January 1, 1993. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Employees of the Company are eligible to become a participant in the Plan on their date of hire if not a member of a union with which the Company has a collective bargaining agreement, a nonresident alien, a leased employee, a limited service employee or a seasonal employee.

On January 29, 2016, United Community Financial Corp., the Holding Company for Home Savings acquired James & Sons Insurance. At the time of acquisition, James & Sons Insurance became a participating employer in the Plan.

Contributions: Participants may authorize up to 100% of their annual pretax compensation, subject to Internal Revenue Code limitations, to be withheld by the Company through payroll deductions. The Plan also allows any participant who has attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). The Company may make a matching contribution based on a percentage of participant contributions, as determined each year by the Company. For 2016, the Company matched 50% up to the first 6% of the participant compensation deferred. Additional amounts may be contributed at the option of the Company and are subject to certain limitations. There were no such additional contributions made for the 2016 Plan year.

Rollover Contributions: The Plan permits participants, upon being eligible to become a participant in the Plan, to rollover into the Plan vested balances of a previous employer’s retirement plan accounts.

Participant Accounts: Each participant account is credited with the participant’s contribution and an allocation of (a) the Company’s contributions, (b) net investment earnings, and (c) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan, including common stock of United Community Financial Corp., the Company’s parent.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Any employer contributions vest accordingly to the following schedule:

(CONTINUED)

4.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 1—DESCRIPTION OF PLAN (CONTINUED)

Years of Service	Vest %
Less than 1	0%
1	0%
2	0%
3	100%

Forfeited Accounts: These accounts are first used to restore the previously forfeited account balances of qualifying participants that resume employment with the Company. Any remaining forfeitures are used to reduce future Company contributions or are used to pay administrative expenses. During 2016, forfeitures aggregating $9,167 were used to reduce employer contributions. During 2016, no forfeitures were used to pay plan expenses. The remaining balances of forfeitures available as of December 31, 2016 and 2015 were $11,301 and $3,666, respectively.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Payment of Benefits: Participants who have attained age 59-1/2 may elect to withdraw all or part of the value of the participant’s vested account balance. Withdrawals can also be made at any time if an employee encounters a severe financial hardship. Vested amounts are distributed to participants upon termination of employment. Participants may receive their distribution in either a lump sum payment or in installment payments.

Notes Receivable from Participants: Participants may borrow from their fund accounts up to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear a fixed interest rate at the prime rate plus 1% as of the beginning of the quarter. The beginning interest rate is not reset. Principal and interest are paid through payroll deductions.

NOTE 2—SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value (see Note 4). Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income on notes receivables from participants is recorded on the accrual basis. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

(CONTINUED)

5.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 2—SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Estimates: The preparation of financial statements in conformity with U.S. GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from those estimates.

Payment of Benefits: Benefits are recorded when paid.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, a stable value fund, and common stock of the parent of the Company, United Community Financial Corp. (UCFC). The underlying investments are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Concentration of Credit Risk: At December 31, 2016 and 2015, approximately 27% and 22%, respectively, of the Plan’s assets were invested in UCFC common stock.

NOTE 3—RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

(CONTINUED)

6.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 4—FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.

Accounting guidance establishes a fair value hierarchy, which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The descriptions of the valuation methods and assumptions used by the Plan to estimate the fair value of investments are as follows:

Common stock: The fair values of UCFC common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Registered investment companies: The fair values of registered investment companies are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable value fund: The net asset value, as reported by the fund manager, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported asset value. Participant transactions (purchases and sales) may occur daily. If the plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidation will be carried out in an orderly business manner. Plan sponsor initiated withdrawals from the Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III requires a 60-day notification and could be subject to a market value adjustment.

(CONTINUED)

7.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 4—FAIR VALUE MEASUREMENT (CONTINUED)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	Assets at Fair Value as of December 31, 2016:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Registered investment companies	$21,303,928	$—	$—	$21,303,928
UCFC common stock	8,268,606	—	—	8,268,606

Total assets held in the fair value hierarchy	29,572,534	—	—	29,572,534
Investments measured at net asset value (a)				748,489

Investments at fair value	$29,572,534	$—	$—	$30,321,023

(CONTINUED)

8.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 4—FAIR VALUE MEASUREMENT (CONTINUED)

	Assets at Fair Value as of December 31, 2015:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Registered investment companies	$20,173,122	$—	$—	$20,173,122
UCFC common stock	5,845,443	—	—	5,845,443

Total assets held in the fair value hierarchy	26,018,565	—	—	26,018,565
Investments measured at net asset value (a)				604,161

Investments at fair value	$26,018,565	$—	$—	$26,622,726

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent), and was measured this way as a practical expedient, have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

NOTE 5—PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan for administrative functions he or she performs. The Plan holds shares of United Community Financial Corp. Stock of which there were $106,429 cash dividends paid during 2016. These holdings are considered a related party investment. Notes receivable from participants also reflect party-in-interest transactions. Most administrative expenses of the Plan are paid for by the Plan. During 2016, the Plan paid fees of $85,139 to its third party administrators.

(CONTINUED)

9.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 6—TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2014, indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

Generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

NOTE 7—TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $0 at December 31, 2016 and $46,018 at December 31, 2015.

NOTE 8—SUBSEQUENT EVENTS

On January 31, 2017, United Community completed an acquisition of Ohio Legacy Corp. (OLCB) pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of September 8, 2016 by and among United Community, Home Savings, OLCB and Premier Bank & Trust (Merger Agreement). Pursuant to the terms of the Merger Agreement, OLCB was merged with and into United Community. Immediately following the merger, Home Savings was merged with and into Premier Bank & Trust, a subsidiary of OLCB, and changed its name to Home Savings Bank.

Effective February 1, 2017, because of the name change of the Company, the Plan’s name changed to Home Savings Bank 401(k) Savings Plan.

10.

SUPPLEMENTAL SCHEDULE

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2016

Name of Plan Sponsor:	THE HOME SAVINGS & LOAN COMPANY
Employer identification number:	34-0296160
Three digit plan number:	002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common stock
*	United Community Financial Corp.	Common stock	**	$8,268,606

				8,268,606
	Registered investment companies
	Pioneer Investments	Pioneer Strategic Income Fund	**	58,494
	Victory Funds	Victory Diversified Stock Fund	**	1,282,273
	Invesco Investments	Invesco International Growth Fund	**	528,334
	Victory Funds	Victory Established Value Fund	**	1,014,600
	American Funds	New World Fund	**	91,808
	American Funds	American Balanced Fund	**	2,012,506
	American Funds	The Bond Fund of America	**	454,330
	Davis Funds	Davis New York Venture Fund A	**	1,332,067
	American Funds	EuroPacific Growth Fund	**	672,158

*	Denotes party-in-interest
**	All investments are participant directed, therefore historical cost information is not required

11.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2016

Name of Plan Sponsor:	THE HOME SAVINGS & LOAN COMPANY
Employer identification number:	34-0296160
Three digit plan number:	002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American Funds	Fundamental Investors Fund	**	$1,768,824
	American Funds	Growth Fund of America A	**	1,777,334
	American Funds	Investment Company of America Fund A	**	1,629,957
	American Funds	Small World Class A	**	1,065,796
	MFS Investment Management	MFS Total Return Fund	**	938,146
	Franklin Templeton Investments	Franklin Small Mid Cap Growth Fund	**	624,060
	Franklin Templeton Investments	Franklin U.S. Government Securities Fund	**	510,712
	American Funds	AMCAP A Fund	**	1,490,403
	Seligman	Seligman Communication & Information Fund	**	647,958
	Thornburg	Thornburg International Value Fund	**	468,421

*	Denotes party-in-interest
**	All investments are participant directed, therefore historical cost information is not required

12.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2016

Name of Plan Sponsor:	THE HOME SAVINGS & LOAN COMPANY
Employer identification number:	34-0296160
Three digit plan number:	002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Pimco Advisors	Pimco Low Duration Fund	**	$395,184
	Blackrock	Global Allocation Fund	**	106,763
	Ivy	Asset Strategy Fund	**	40,654
	JP Morgan	Smart Retire 2020	**	404,512
	JP Morgan	Smart Retire 2025	**	328,544
	JP Morgan	Smart Retire 2030	**	186,762
	JP Morgan	Smart Retire 2035	**	226,824
	JP Morgan	Smart Retire 2040	**	117,069
	JP Morgan	Smart Retire 2045	**	58,320
	JP Morgan	Smart Retire 2050	**	26,039

*	Denotes party-in-interest
**	All investments are participant directed, therefore historical cost information is not required

13.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2016

Name of Plan Sponsor:	THE HOME SAVINGS & LOAN COMPANY
Employer identification number:	34-0296160
Three digit plan number:	002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	JP Morgan	Smart Retirement Income A	**	$7,307
	JP Morgan	Smart Retire 2015	**	18,982
	JP Morgan	Smart Retire 2055	**	19,822
	Federated Funds	Federated Government Obligations Fund	**	998,965

				21,303,928
	Stable value fund
	Wilmington Trust Company	Wilmington Trust Retirement and Institutional
		Services Company Collective Investment Trust III	**	748,489

				748,489
	Notes receivable from participants
*	Notes receivable from	Notes receivable from participants with
	participants	interest rates ranging from 4.25%-
		4.75% and maturity dates ranging from
		January 27, 2017 to July 17, 2026		588,633

				588,633

				$30,909,656

*	Denotes party-in-interest
**	All investments are participant directed, therefore historical cost information is not required

14.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOME SAVINGS & LOAN COMPANY 401(k) SAVINGS PLAN

By: The Home Savings & Loan Company of Youngstown, Ohio

Its: Administrator

Date: June 29, 2017	/s/ Cynthia M. Cerimele
Cynthia M. Cerimele
Vice President, Human Resources

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Crowe Horwath LLP Independent Auditors